VictoryBase Corporation

And Its Subsidiaries and Affiliates

AS OF APRIL 23, 2024



Thomas Paquin, as Trustee of The Tom Paquin Irrevocable Trust
100% Membership Interests (100% of economic and voting interests)
Exchange Agreement
VBRE may exchange Class A units of Holdings for Class A shares of the company
Tax Receivable Agreement
Investors in the Offering
VictoryBase RE, LLC
Texas Limited Liability Company
1,000,000 Class B shares and 25,000 Class A shares
VictoryBase Corporation
Delaware Corporation
7,760 Class A shares
645, 456 Class A units
7,373 Class B units
VictoryBase Holdings LLC
Texas Limited Liability Company
100% Membership Interests (100% of economic and voting interests)
100% of common membership interest
Preferred Member
$2 million of preferred membership interests
VictoryBase SC1 LLC
Texas Limited Liability Company (holds VictoryBase Properties in Beaufort, SC)
VictoryBase NY1 LLC
Texas Limited Liability Company (holds VictoryBase Properties in Sackets Harbor, NY)